

Fortuna Silver Mines Inc.

June 30, 2014

Condensed Interim Consolidated Financial Statements

August 12, 2014

(Unaudited - All amounts in US$'000's unless otherwise stated)

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS)
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

	Notes		Three months ended June 30, 2014		2013	Six months ended June 30, 2014		2013
Sales	14	$	44,319	$	30,101	$ 89,799	$	70,814
Cost of sales			28,042		23,623	56,318		47,552
Mine operating earnings			16,277		6,478	33,481		23,262
Other expenses								
Selling, general and administrative expenses	7 a), 7 b)		8,606		5,648	16,549		11,264
Exploration and evaluation costs			-		123	-		271
Loss on disposal of mineral properties, plant and equipment			48		-	36		14
Write-off of mineral properties, plant and equipment	5 b)		-		376	-		376
Impairment of mineral properties, plant and equipment	5 d)		-		15,000	-		15,000
Operating income (loss)			7,623		(14,669)	16,896		(3,663)
Finance items								
Interest income			64		204	125		419
Interest expense			(264)		(238)	(532)		(438)
Net finance expense			(200)		(34)	(407)		(19)
Income (loss) before tax			7,423		(14,703)	16,489		(3,682)
Income taxes			4,555		(4,132)	8,768		224
Net income (loss) for the period		$	2,868	$	(10,571)	$ 7,721	$	(3,906)
Earnings (loss) per share - Basic	10 e)i	$	0.02	$	(0.08)	$ 0.06	$	(0.03)
Earnings (loss) per share - Diluted	10 e)ii	$	0.02	$	(0.08)	$ 0.06	$	(0.03)
Weighted average number of shares outstanding - Basic	10 e)i		126,320,425		125,306,952	126,164,864		125,295,449
Weighted average number of shares outstanding - Diluted	10 e)ii		127,603,500		126,333,985	127,294,715		126,538,836

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of US Dollars)

	Notes	Three months ended June 30,		Six months ended June 30,	
		2014	2013	**2014**	2013
Net income (loss) for the period		$ **2,868**	$ (10,571)	$ **7,721**	$ (3,906)
Other comprehensive income (loss)					
Items that may be classified subsequently to net income					
Unrealized loss on translation of net investment		**(105)**	(44)	**(1,698)**	(1,332)
Unrealized gain (loss) on translation to presentation currency on foreign operations		**526**	(232)	**1,508**	791
		421	(276)	**(190)**	(541)
Total comprehensive income (loss) for the period		$ **3,289**	$ (10,847)	$ **7,531**	$ (4,447)

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

	Notes	Three months ended June 30, 2014	2013	Six months ended June 30, 2014	2013
OPERATING ACTIVITIES					
Net income (loss) for the period		$ 2,868 $	(10,571) $	7,721 $	(3,906)
Items not involving cash					
Depletion and depreciation		5,657	4,968	11,702	9,851
Accretion of provisions		165	137	330	255
Income taxes		4,555	(4,132)	8,768	224
Share-based payments		2,205	842	4,927	1,824
Write-off of mineral properties		-	376	-	376
Impairment of mineral properties, plant and equipment		-	15,000	-	15,000
Loss on disposal of mineral properties, plant and equipment		48	-	36	14
Accrued interest on long term loans receivable and payable		(7)	(20)	(17)	(34)
Other		4	2	8	5
		15,495	6,602	33,475	23,609
Changes in non-cash working capital items					
Accounts receivable and other assets		(7,723)	(368)	(6,335)	3,404
Prepaid expenses		262	56	170	115
Due from related parties		-	(39)	(37)	(46)
Inventories		(590)	(1,334)	287	(1,088)
Trade and other payables		(174)	(1,992)	5,143	(655)
Due to related parties		(18)	(3)	(9)	(30)
Provisions		(68)	(13)	(76)	(21)
Cash provided by operating activities before interest and income taxes		7,184	2,909	32,618	25,288
Income taxes paid		(472)	(978)	(1,598)	(1,870)
Interest expense paid		(2)	(5)	(4)	(12)
Interest income received		68	259	130	429
Net cash provided by operating activities		6,778	2,185	31,146	23,835
INVESTING ACTIVITIES					
Purchase of short term investments		(18,872)	(4,922)	(27,797)	(4,922)
Redemptions of short term investments		10,546	3,923	15,546	5,907
Expenditures on mineral properties, plant and equipment	14	(13,056)	(21,448)	(23,059)	(39,505)
Advances of deposits on long term assets		(529)	(3,350)	(3,398)	(5,335)
Receipts of deposits on long term assets		1,951	3,491	3,992	5,458
Proceeds on disposal of mineral properties, plant and equipment		-	20	17	20
Net cash used in investing activities		(19,960)	(22,286)	(34,699)	(38,377)
FINANCING ACTIVITIES					
Net proceeds on issuance of common shares		2,434	10	2,592	31
Repayment of finance lease obligations		(81)	(132)	(162)	(283)
Net cash provided by (used in) financing activities		2,353	(122)	2,430	(252)
Effect of exchange rate changes on cash and cash equivalents		242	(57)	24	(233)
(DECREASE) IN CASH AND CASH EQUIVALENTS		(10,829)	(20,223)	(1,123)	(14,794)
Cash and cash equivalents - beginning of period		41,192	63,973	31,704	58,720
CASH AND CASH EQUIVALENTS - END OF PERIOD		$ 30,605 $	43,693 $	30,605 $	43,693

Supplemental cash flow information   11

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

	Notes	June 30, 2014	December 31, 2013
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		$ 30,605	$ 31,704
Short term investments		29,563	17,411
Accounts receivable and other assets	3	22,751	17,040
Prepaid expenses		1,409	1,578
Due from related parties	7 c)	37	-
Inventories	4	15,028	15,488
Total current assets		99,393	83,221
NON-CURRENT ASSETS			
Deposits on long term assets	3	1,301	1,882
Deferred income tax assets		166	151
Mineral properties, plant and equipment	5	229,931	216,961
Total assets		$ 330,791	$ 302,215
LIABILITIES AND EQUITY			
CURRENT LIABILITIES			
Trade and other payables	6	$ 21,827	$ 15,897
Due to related parties	7 c)	11	20
Provisions	9	529	622
Income tax payable		3,643	50
Current portion of other liabilities	8	65	227
Total current liabilities		26,075	16,816
NON-CURRENT LIABILITIES			
Other liabilities	8	5,269	2,343
Provisions	9	11,821	10,112
Deferred income tax liabilities		28,507	25,284
Total liabilities		71,672	54,555
EQUITY			
Share capital		192,837	189,092
Share option and warrant reserve		15,383	15,200
Retained earnings		47,965	40,244
Accumulated other comprehensive income		2,934	3,124
Total equity		259,119	247,660
Total liabilities and equity		$ 330,791	$ 302,215
Contingencies and capital commitments	15		

APPROVED BY THE DIRECTORS:

_____"Jorge Ganoza Durant"_____ , Director   _____"Robert R. Gilmore"_____ , Director
Jorge Ganoza Durant   Robert R. Gilmore

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company					
		Share Capital					
	Notes	Number of Shares	Amount	Share Option and Warrant Reserve	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Equity
Balance - December 31, 2013		125,973,966	$ 189,092	$ 15,200	$ 40,244	$ 3,124	247,660
Exercise of options		835,951	2,592	-	-	-	2,592
Transfer of share option and warrant reserve on exercise of options		-	1,154	(1,154)	-	-	-
Share-based payments expense		-	-	1,337	-	-	1,337
Net income for the period		-	-	-	7,721	-	7,721
Unrealized loss on translation of net investment		-	-	-	-	(1,698)	(1,698)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	1,508	1,508
Total comprehensive (loss) for the period					7,721	(190)	7,531
Balance - June 30, 2014		**126,809,917**	**$192,837**	**$ 15,383**	**$47,965**	**$ 2,934**	**$ 259,119**
Balance - December 31, 2012		125,268,751	$ 187,807	$ 12,994	$ 59,344	$ 4,348	$ 264,493
Exercise of options		37,500	32	-	-	-	32
Issuance of shares for property	10 a)	11,415	49	-	-	-	49
Transfer of share option and warrant reserve on exercise of options		-	54	(54)	-	-	-
Share-based payments expense		-	-	1,585	-	-	1,585
Net loss for the period		-	-	-	(3,906)	-	(3,906)
Unrealized loss on translation of net investment		-	-	-	-	(1,332)	(1,332)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	791	791
Total comprehensive (loss) for the period					(3,906)	(541)	(4,446)
Balance - June 30, 2013		125,317,666	187,942	14,525	55,439	3,807	261,713

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013
(All amounts in US$'000's unless otherwise stated)

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1.   Corporate Information

Fortuna Silver Mines Inc. ("Fortuna" or the "Company") is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine ("Caylloma") in southern Peru and the San Jose silver and gold mine ("San Jose") in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM; on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI; and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company's registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.   Basis of Consolidation and Summary of Significant Accounting Policies

a)   Statement of Compliance

These unaudited condensed interim consolidated financial statements ("Financial Statements") have been prepared in accordance with the International Accounting Standard 34 *Interim Financial Reporting* ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these Financial Statements are based on International Financial Reporting Standards ("IFRS") issued and effective as at June 30, 2014. The Board of Directors approved these financial statements for issue on August 12, 2014.

The Financial Statements of the Company for the three and six month periods ended June 30, 2014 have been prepared by management. The Financial Statements do not include all of the information required for full annual financial statements. The Financial Statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013, which includes information necessary or useful to understanding the Company's business and financial presentation. In particular, the Company's significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2013, and have been consistently applied in the preparation of these Financial Statements, except for adoption of IAS 32 and IFRIC 21 described below in Note 2 g).

b)   Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity's activities. Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power. Control can also be achieved through power over more than half the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

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(All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b) Basis of Consolidation (continued)

For non-wholly owned subsidiaries, the net assets attributable to outside equity shareholders are presented as "non-controlling interests" in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at June 30, 2014 were as follows:

Name	Entity Type at June 30, 2014	Location	Economic Interest at June 30, 2014	Principal Activity	Method
Minera Bateas S.A.C. ("Bateas")	Subsidiary	Peru	100%	Caylloma Mine	Consolidation
Fortuna Silver Mines Peru S.A.C. ("FSM Peru")	Subsidiary	Peru	100%	Service company	Consolidation
Compania Minera Cuzcatlan SA ("Cuzcatlan")	Subsidiary	Mexico	100%	San Jose Mine	Consolidation
Fortuna Silver Mexico, S.A. de CV. ("FS Mexico")	Subsidiary	Mexico	100%	Exploration company	Consolidation
Fortuna Silver (Barbados) Inc. ("Barbados")	Subsidiary	Barbados	100%	Holding company	Consolidation
Continuum Resources Ltd. ("Continuum")	Subsidiary	Canada	100%	Holding company	Consolidation

As at June 30, 2014, the Company has no joint arrangements or associates.

c) Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title or the significant risks and rewards of ownership of the concentrates have been transferred to the buyer. The passing of title to the customer is based on the terms of the sales contract. Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. The Company's metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income. Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date. Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party. The Company records adjustments to revenues monthly based on quoted spot prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

d)   Asset Impairment

Assets are reviewed and tested for impairment when an indicator of impairment is considered to exist. An assessment of impairment indicators is performed at each reporting period or whenever indicators arise. Even with no indicators present, the Company will test an intangible asset with an indefinite useful life or an intangible asset not yet available for use for impairment at least annually. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell ("FVLCTS") and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

Fair value models are used to determine the recoverable amount of cash generating units. When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, sustaining capital expenditure and reclamation and closures costs.

Where a fair value less cost to sell model is used the cash flow forecast includes net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

e) Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 13. a).

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)   Significant Accounting Judgments and Estimates

The preparation of these Financial Statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.   Critical Judgments

- The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
- In concluding when commercial production has been achieved, the Company considered the following factors:
  - all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
  - the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,
  - the ability to sustain ongoing production of ore at a steady or increasing level.
- The identification of reportable segments, basis for measurement and disclosure of the segmented information.
- The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.
- The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.
- Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)   Significant Accounting Judgments and Estimates (continued)

ii.   Estimates

- the recoverability of amounts receivable which are included in the consolidated statements of financial position;
- the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;
- the determination of net realizable value of inventories on the consolidated statements of financial position;
- the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;
- the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;
- the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;
- the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;
- the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
- the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;
- the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;
- the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;
- the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,
- the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

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(All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

g) Significant Changes Including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2014:

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment); IFRIC 21 - Levies; and, IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Asset.

The Company has adopted the above amendments which do not have a significant impact on the Company's Financial Statements.

h) New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company's Financial Statements.

IFRS 11 Joint Arrangements (Amendment)
The amendment to IFRS 11 *Joint Arrangements* adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)
The amendment to IAS 16 *Property, plant and equipment* and IAS 38 *Intangible assets* on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual period starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers
IFRS 15, *Revenue from Contracts with Customers* specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.

(All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

h) New Accounting Standards (continued)

IFRS 9 Financial Instruments - Classification and Measurement
IFRS 9, *Financial Instruments:* IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)
The amendment to IFRS 9 *Financial Instruments* which includes the new hedge accounting requirements and some related amendments to IAS 39 *Financial Instruments; Recognition and Measurement* and IFRS 7 *Financial Instruments; Disclosures.* IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

3. Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

		June 30, 2014		December 31, 2013
Trade receivables from concentrate sales	**$**	**19,340**	$	9,797
Current portion of long term receivables		**352**		488
Current portion of borrowing costs		**266**		265
Advances and other receivables		**2,280**		3,883
GST/HST and value added tax receivable		**513**		2,607
Accounts receivable and other assets	**$**	**22,751**	$	17,040

Deposits on long term assets include non-current accounts receivable and other assets are comprised of the following:

		June 30, 2014		December 31, 2013
Long term receivables and borrowing costs	**$**	**921**	$	1,322
Less: current portion of long term receivables		**(352)**		(488)
Less: current portion of long term borrowing costs		**(266)**		(265)
Non-current portion of long term receivables		**104**		237
Non-current portion of borrowing costs		**199**		332
Deposits on equipment		**262**		700
Deposits paid to contractors		**535**		411
Other		**201**		202
Deposits on long term assets	**$**	**1,301**	$	1,882

(All amounts in US$'000's unless otherwise stated)

3. Accounts Receivable and Other Assets and Deposits on Long Term Assets (continued)

As at June 30, 2014, the Company had $nil trade receivables (2013: $245) which were over 90 days with no impairment. The Company's allowance for doubtful accounts is $nil for all reporting periods.

As at June 30, 2014, the Company has capitalized $nil (2013: $796) of borrowing costs comprised of legal fees and upfront commitment fee in connection with the amended and restated credit agreement with the Bank of Nova Scotia. The borrowing costs are amortized over a period of 36 months. Refer to Note 13.d).

The aging analysis of these trade receivables from concentrate sales is as follows:

		June 30, 2014		December 31, 2013
0-30 days	$	19,163	$	9,552
31-60 days		-		-
61-90 days		177		-
over 90 days		-		245
	$	19,340	$	9,797

4. Inventories

		June 30, 2014		December 31, 2013
Concentrate stock piles	$	1,723	$	2,475
Ore stock piles		4,625		4,756
Materials and supplies		8,680		8,257
Total inventories	$	15,028	$	15,488

For the three and six months ended June 30, 2014, $18,752 and $37,520 (2013: $16,116 and $31,984), respectively, of inventory was expensed in cost of sales and $nil (2013: $nil) of materials was written down to its net realizable value and recorded as an impairment in inventories.

(All amounts in US$'000's unless otherwise stated)

5. Mineral Properties, Plant and Equipment

	Mineral Properties Non-Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma, San Jose, Taviche, Taviche Oeste)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Period ended June 30, 2014									
Opening carrying amount	$ 1,277	$ 127,141	$ 14,301	$ 55,574	$ 5,215	$ 197	$ 1,406	$ 11,850	$ 216,961
Additions	35	11,500	930	29	446	38	-	11,443	24,421
Disposals	-	-	(8)	(18)	-	-	(27)	-	(53)
Depletion and depreciation	-	(6,727)	(1,294)	(2,639)	(421)	(48)	(275)	-	(11,404)
Reclassification	-	4,642	86	2,193	1,331	-	-	(8,252)	-
Adjustment on currency translation	-	6	-	-	-	-	-	-	6
Closing carrying amount	**$ 1,312**	**$ 136,562**	**$ 14,015**	**$ 55,139**	**$ 6,571**	**$ 187**	**$ 1,104**	**$ 15,041**	**$ 229,931**
As at June 30, 2014									
Cost	$ 1,312	$ 187,092	$ 25,910	$ 70,438	$ 9,462	$ 612	$ 4,043	$ 15,041	$ 313,910
Accumulated depletion and depreciation	-	(50,530)	(11,895)	(15,299)	(2,891)	(425)	(2,939)	-	(83,979)
Closing carrying amount	**$ 1,312**	**$ 136,562**	**$ 14,015**	**$ 55,139**	**$ 6,571**	**$ 187**	**$ 1,104**	**$ 15,041**	**$ 229,931**

As at June 30, 2014, the non-depletable mineral property includes the Tlacolula property (2013: Tlacolula and San Luisito properties).

(All amounts in US$'000's unless otherwise stated)

5. Mineral Properties, Plant and Equipment (continued)

	Mineral Properties Non-Depletable (Tlacolula, San Luisito)	Mineral Properties Depletable (Caylloma, San Jose, Taviche, Taviche Oeste)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2013									
Opening carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503
Additions	887	31,430	(242)	1,236	1,192	102	-	25,858	60,463
Disposals	-	-	(20)	(2)	(53)	-	-	-	(75)
Write-off of mineral properties	(570)	-	-	-	-	-	-	-	(570)
Depletion and depreciation	-	(11,158)	(2,825)	(4,454)	(871)	(90)	(733)	-	(20,131)
Impairment charge	-	(16,868)	(2,264)	(8,180)	(2,358)	(1)	(329)	-	(30,000)
Reclassification	-	(217)	605	31,186	3,323	-	-	(34,897)	-
Adjustment on currency translation	-	(219)	-	(8)	(2)	-	-	-	(229)
Closing carrying amount	$ 1,277	$ 127,141	$ 14,301	$ 55,574	$ 5,215	$ 197	$ 1,406	$ 11,850	$ 216,961
As at December 31, 2013									
Cost	$ 1,277	$ 170,934	$ 25,167	$ 68,234	$ 7,685	$ 574	$ 4,795	$ 11,850	$ 290,516
Accumulated depletion and depreciation	-	(43,793)	(10,866)	(12,660)	(2,470)	(377)	(3,389)	-	(73,555)
Closing carrying amount	$ 1,277	$ 127,141	$ 14,301	$ 55,574	$ 5,215	$ 197	$ 1,406	$ 11,850	$ 216,961

a) Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the "Option") to acquire a 60% interest (the "Interest") in the Tlacolula silver project ("property") located in the State of Oaxaca, Mexico, from Radius Gold Inc.'s wholly owned subsidiary, Radius (Cayman) Inc. ("Radius") (a related party by way of directors in common with the Company described further in Note 7. a)).

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged annual payments totalling $250 cash and providing $250 in common shares of the Company to Radius according to the following schedule:

- $20 cash and $20 cash equivalent in shares upon stock exchange approval;
- $30 cash and $30 cash equivalent in shares by January 15, 2011;
- $50 cash and $50 cash equivalent in shares by January 15, 2012;
- $50 cash and $50 cash equivalent in shares by January 15, 2013; and,
- $100 cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

(All amounts in US$'000's unless otherwise stated)

5. Mineral Properties, Plant and Equipment (continued)

a) Tlacolula Property (continued)

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at June 30, 2014, the Company had issued an aggregate of 34,589 (2013: 34,589) common shares of the Company, with a fair market value of $150 (2013: $150), and paid $150 (2013: $150) cash according to the terms of the option agreement.

b) San Luisito Concessions

On February 26, 2013, the Company through its wholly owned subsidiary, Cuzcatlan, was granted an option with a third party on concessions in the San Luisito Project, Sonora, Mexico and made a cash payment of $50. During the second quarter of 2013, upon completion of the exploration program and given the current economic environment, the Company abandoned its interest in the option agreement resulting in a write-off of $376. Additional costs of $125 and $69 were written off in Q3 2013 and Q4 2013, respectively for a total write-off of $570.

c) Taviche Oeste Concession

On February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement with Plata Pan American S.A. de C.V. ("Plata", a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in the 6,254-hectare Taviche Oeste Concession ("concession") immediately surrounding the San Jose Mine in Oaxaca, Mexico. The Company made a cash payment of $4.0 million. On June 19, 2013, the Company made the final $6.0 million cash payment to purchase the remaining 45% undivided interest in the concession.

The concession is subject to a 2.5% net smelter royalty on ore production from this property.

d) Caylloma Property

Assets are reviewed and tested for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Assets are grouped at the lowest level for which there are separately identifiable cash flows or cash generating units. The Company has determined that the Caylloma property represents a cash generating unit within the Peru geographic region.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013
(All amounts in US$'000's unless otherwise stated)

_____

5.   Mineral Properties, Plant and Equipment (continued)

d)   Caylloma Property (continued)

The recoverable amounts of the Company's cash generating units ("CGUs"), which include mineral properties, plant and equipment are determined on an annual basis, or where facts and circumstances provide impairment indicators. The recoverable amounts are based on each CGUs future after-tax cash flows expected to be derived from the Company's mineral properties and represent each CGUs FVLCTS. The after-tax cash flows are determined based on life-of-mine ("LOM") after-tax cash flow projections which incorporate management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures. Projected cash flow are discounted using a weighted average cost of capital. Management's estimate of the FVLCTS of its CGUs is classified as level 3 in the fair value hierarchy.

For the year ended December 31, 2013, the Company performed an annual review of the recoverable amounts of its CGUs and recognized a $20,400, net of tax ($30,000, before tax) impairment charge, on the carrying value of net assets of $78,064, in respect to the Company's investment in Caylloma, which was driven by a reduction in silver prices. The impairment charge was allocated on a pro rata basis against the net book value of the mineral properties, plant and equipment of $79,413.

For December 31, 2013 the key assumptions used for fair value less cost to sell calculations were as follows:

	December 31, 2013					
Metal Price Assumptions	**2014**	**2015**	**2016**	**2017**	**2018**	**2019-2026**
Gold price $ per ounce	$1,361.50	$1,362.50	$1,392.50	$1,336.50	$1,336.50	$ 1,336.50
Silver price $ per ounce	$ 21.35	$ 22.66	$ 23.00	$ 22.40	$ 22.40	$ 22.40
Lead price $ per tonne	$2,212.49	$2,290.89	$2,340.63	$2,355.65	$2,373.00	$ 2,068.21
Zinc price $ per tonne	$2,028.25	$2,204.62	$2,385.50	$2,149.00	$2,149.00	$ 2,149.00
Weighted average cost of capital	7.42%	7.42%	7.42%	7.42%	7.42%	7.42%

Expected future cash flows to determine the FVLCTS in the impairment testing of non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs, and capital expenditures reflected in the Company's life of mine plans, as well as economic factors beyond management's control, such as silver and gold prices, discount rates, and observable net asset valuation multiples. Should management's estimate of the future not reflect actual events, further impairments or reversals of impairments may be identified.

_____

(All amounts in US$'000's unless otherwise stated)

6. Trade and Other Payables

		June 30, 2014		December 31, 2013
Trade accounts payable	$	**11,655**	$	9,928
Payroll payable		**6,853**		4,216
Restricted share unit payable		**1,404**		625
Other payables		**1,915**		1,128
	$	**21,827**	$	15,897

7. Related Party Transactions

a) Purchase of Goods and Services

The Company entered into the following related party transactions:

	Three months ended June 30,				Six months ended June 30,			
Transactions with related parties		**2014**		2013		**2014**		2013
Salaries and wages [1,2]	$	**36**	$	30	$	**51**	$	55
Other general and administrative expenses [2]		**15**		14		**77**		91
	$	**51**	$	44	$	**128**	$	146

[1] Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

[2] Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. ("Gold Group"), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b) Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company. The compensation paid and payable to key management for services is shown below:

	Three months ended June 30,				Six month ended June 30,			
		2014		2013		**2014**		2013
Salaries and other short term employee benefits	$	**881**	$	491	$	**2,771**	$	1,339
Directors fees		**91**		102		**204**		195
Consulting fees		**41**		44		**82**		89
Share-based payments		**3,063**		720		**5,595**		1,547
	$	**4,076**	$	1,357	$	**8,652**	$	3,170

Consulting fees includes fees paid to two non-executive directors in both 2014 and 2013.

(All amounts in US$'000's unless otherwise stated)

7. Related Party Transactions (continued)

c) Period End Balances Arising From Purchases of Goods/Services

Amounts due from related parties	June 30, 2014	December 31, 2013
Owing from a company with common director [3]	$ 37	$ -

[3] Owing from a company with directors and officers in common with the Company at June 30, 2014.

Amounts due to related parties	June 30, 2014	December 31, 2013
Owing to company(ies) with common directors [4]	$ 11	$ 20

[4] Owing to Gold Group Management Inc. ("Gold Group)" who has a director in common with the Company.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

8. Other Liabilities

Other liabilities are comprised of the following:

	June 30, 2014	December 31, 2013
Obligations under finance lease (a)	$ 65	$ 227
Long term liabilities (b)	35	27
Deferred share units (Note 10. c))	4,581	2,030
Restricted share units (Note 10. d))	653	286
	5,334	2,570
Less: current portion		
Obligations under finance lease (a)	65	227
Other liabilities, non-current	$ 5,269	$ 2,343

(All amounts in US$'000's unless otherwise stated)

8. Other Liabilities (continued)

a) Obligations under Finance Lease

The following is a schedule of the Company's future minimum lease payments. These are related to the acquisition of mining equipment, vehicles, and buildings.

Obligations under Finance Lease	**June 30, 2014**	December 31, 2013
Not later than 1 year	**$ 66**	$ 231
Less: future finance charges on finance lease	**(1)**	(4)
Present value of finance lease payments	**$ 65**	$ 227

b) Long Term Liabilities

The Company's Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law. This liability is calculated using actuarial techniques and discounting the benefit using the Projected Unit Credit Method with the following assumptions: a discount rate of 7.50%, wage increases ranging from 4.5% to 5.0%, minimum wage increase of 4.0%, and a long term inflation rate of 4.0%. During the three month and six months ended June 30, 2014, $4 and $9 (2013: $4 and $6) has been recognized as an expense, respectively.

(All amounts in US$'000's unless otherwise stated)

9. Provisions

A summary of the Company's provisions for decommissioning and restoration liabilities are presented below:

	Decommissioning and Restoration Liabilities		
	Caylloma Mine	**San Jose Mine**	**Total**
At June 30, 2014			
Anticipated settlement date to	**2028**	**2026**	
Undiscounted value of estimated cash flow	**$ 7,674**	**$ 5,624**	**$ 13,298**
Estimated mine life (years)	**10**	**10**	
Discount rate	**5.35%**	**5.66%**	
Inflation rate	**3.66%**	**3.51%**	
Total provisions - December 31, 2012	$ 7,059	$ 3,368	$ 10,427
Increase to existing provisions	103	424	527
Accretion of provisions	291	247	538
Foreign exchange differences	(600)	(19)	(619)
Cash payments	(95)	(44)	(139)
Total provisions - December 31, 2013	$ 6,758	$ 3,976	$ 10,734
Less: current portion	(125)	(497)	(622)
Non current - December 31, 2013	$ 6,633	$ 3,479	$ 10,112
Total provisions - December 31, 2013	**$ 6,758**	**$ 3,976**	**$ 10,734**
Increase to existing provisions	**376**	**1,017**	**1,393**
Accretion of provisions	**186**	**144**	**330**
Foreign exchange differences	**(48)**	**16**	**(32)**
Cash payments	**(46)**	**(29)**	**(75)**
Total provisions - June 30, 2014	**$ 7,226**	**$ 5,124**	**$ 12,350**
Less: current portion	**(206)**	**(323)**	**(529)**
Non current - June 30, 2014	**$ 7,020**	**$ 4,801**	**$ 11,821**

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded. The estimate of the Company's decommissioning and restoration liability relating to the Caylloma and San Jose mine is subject to change based on amendments to laws and regulations and as new information regarding the Company's operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate. Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance. Adjustments to the carrying amounts of the related mineral properties, plant and equipment balance can result in a change to the future depletion expense.

_____

10.   Share Capital

a)   Unlimited Common Shares Without Par Value

During the six months ended June 30, 2014, the Company issued nil (2013: 11,415) common shares of the Company, at a fair market value of $nil (2013: $4.38) per share and paid $nil (2013: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico. (Refer to Note 5. a)).

b)   Share Options

Shareholder approval of the Company's Stock Option Plan (the "Plan"), dated April 11, 2011, was obtained at the Company's annual general meeting held on May 26, 2011. The Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company, as at April 11, 2011.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options. Changes in the subjective input assumptions can materially affect the fair value estimate. The following is a summary of share option transactions:

	June 30, 2014		December 31, 2013	
	Shares (in 000's)	**Weighted average exercise price (CAD$)**	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	**6,437** $	**3.42**	6,117 $	3.42
Granted	**828**	**4.30**	1,153	3.38
Exercised	**(836)**	**3.38**	(694)	1.01
Forfeited	**(70)**	**5.26**	(84)	4.69
Expired	**(1,621)**	**4.46**	(55)	2.27
Outstanding at end of the period	**4,738** $	**3.51**	6,437 $	3.42
Vested and exercisable at end of the period	**3,171** $	**3.30**	3,949 $	3.55

During the six months ended June 30, 2014, 828,242 share purchase options with a term of three years were granted with an exercise price of CAD$4.30, vesting 50% after one year and 100% after two years from the grant date.

_____

(All amounts in US$'000's unless otherwise stated)

10. Share Capital (continued)

b) Share Options (continued)

During the six months ended June 30, 2014, 835,951 share purchase options with exercise prices ranging from CAD$1.55 to CAD$4.46 per share were exercised, 70,255 share purchase options with exercise prices ranging from CAD$4.03 to CAD$6.67 per share were forfeited, 1,621,144 share purchase options with an exercise price of CAD$4.46 per share expired, and 412,355 share purchase options were accelerated to expire as follows:

Shares		Exercise price (CAD$)	Original Expiry Date	Accelerated Expiry Date
170,000	$	4.03	May 29, 2015	July 13, 2014
79,038		3.38	May 29, 2016	July 13, 2014
60,307		4.30	March 23, 2017	July 13, 2014
37,500		4.03	May 29, 2015	July 27, 2014
65,510		6.67	February 20, 2017	August 29, 2014
412,355	**Total**			

During the six months ended June 30, 2014, the Company recorded a share-based payment charge of $1,337 (2013: $1,585) in respect to options granted and vested.

The assumptions used to estimate the fair value of the share purchase options granted during the six months ended June 30, 2014 and 2013 were:

	Six months ended June 30,	
	2014	2013
Risk-free interest rate	**1.19%**	1.18%
Expected stock price volatility	**59.29%**	57.81%
Expected term in years	**3**	3
Expected dividend yield	**0%**	0%
Expected forfeiture rate	**4.15%**	4.15%

The expected volatility assumption is based on the historical volatility of the Company's Canadian dollar common share price on the Toronto Stock Exchange. The weighted average fair value per share purchase option was CAD$4.30 (2013: CAD$3.68).

_____

10.   Share Capital (continued)

b)   Share Options (continued)

The following table summarizes information related to stock options outstanding and exercisable at June 30, 2014:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.85 to $0.99	270	4.3	$ 0.85	270	$ 0.85
$1.00 to $1.99	274	1.8	1.44	274	1.44
$2.00 to $2.99	350	2.5	2.22	350	2.22
$3.00 to $3.99	1,432	2.2	3.49	650	3.46
$4.00 to $4.99	2,297	1.5	4.12	1,529	4.03
$6.00 to $6.67	115	1.2	6.67	98	6.67
$0.85 to $6.67	4,738	2.0	$ 3.51	3,171	$ 3.30

The weighted average remaining life of vested share purchase options at June 30, 2014 was 1.7 years (December 31, 2013: 1.6 years).

Subsequent to June 30, 2014 to August 12, 2014, 321,926 share purchase options with exercise prices ranging from CAD$2.22 and CAD$4.03 were exercised resulting in issued and outstanding shares of 127,131,843.

c)   Deferred Share Units ("DSU") Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors. All grants under the plan are fully vested upon credit to an eligible directors' account.

During the six months ended June 30, 2014, the Company granted 244,188 (2013: 162,723) DSU with a market value of CAD$1,050 (2013: CAD$550), at the date of grants, to non-executive directors. During the six months ended June 30, 2014 and 2013, the Company paid $514 (2013: $nil) on 127,063 (2013: nil) DSU to a former director of the Company.

As at June 30, 2014, there are 828,529 (2013: 711,944) DSU outstanding with a fair value of $4,581 (2013: $2,030). Refer to Note 8.

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013
(All amounts in US$'000's unless otherwise stated)

_____

10.   Share Capital (continued)

d)   Restricted Share Units ("RSU") Cost

During 2010, the Company implemented a RSU plan for certain employees or officers. The RSU entitle employees or officers to a cash payment after the end of a performance period of up to three years following the date of the award. The RSU payment will be an amount equal to the fair market value of the Company's common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSU held by the employee.

During the six months ended June 30, 2014, the Company granted 424,425 (2013: 582,846) RSU with a market value of CAD$1,825 (2013: CAD$1,970), at the date of grant, to an executive director and officer (103,721), officers (204,192), and employees (116,512), payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the six months ended June 30, 2014, the Company cancelled 42,232 (2013: nil) RSU and paid $205 (2013: $nil) on 52,842 (2013: nil) RSU to a former officer of the Company, and $404 (2013: $nil) on 102,813 (2013: nil) RSU to an executive director and officer, and officers and employees.

As at June 30, 2014, there were 925,857 (2013: 699,319) RSU outstanding with a fair value of $2,057 (2013: $911). Refer to Note 6 and Note 8.

e)   Earnings per Share

i.   Basic

Basic earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

	Three months ended June 30,		Six months ended June 30,	
	2014	2013	**2014**	2013
Income (loss) available to equity owners	$ **2,868**	$ (10,571)	$ **7,721**	$ (3,906)
Weighted average number of shares (in '000's)	**126,320**	125,307	**126,165**	125,295
Earnings (loss) per share - basic	$ **0.02**	$ (0.08)	$ **0.06**	$ (0.03)

ii.   Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The following table sets forth the computation of diluted earnings per share:

_____

_____

10.   Share Capital (continued)

e)   Earnings per Share (continued)

ii.   Diluted (continued)

		Three months ended June 30,		Six months ended June 30,	
		2014	2013	**2014**	2013
Income (loss) available to equity owners	$	**2,868** $	(10,571) $	**7,721** $	(3,906)
Weighted average number of shares ('000's)		**126,320**	125,307	**126,165**	125,295
Incremental shares from share options		**1,283**	1,027	**1,130**	1,244
Weighted average diluted shares outstanding ('000's)		**127,603**	126,334	**127,295**	126,539
Earnings (loss) per share - diluted	$	**0.02** $	(0.08) $	**0.06** $	(0.03)

For the three and six months ended June 30, 2014, excluded from the calculation were 114,594 and 114,594 (2013: 5,389,372 and 4,236,703), respectively, anti-dilutive options with exercise price of CAD$6.67 (2013: ranging from CAD$3.38 to CAD$6.67).

11.   Supplemental Cash Flow Information

		Three months ended June 30,		Six months ended June 30,	
	Note	**2014**	2013	**2014**	2013
Non-cash Investing and Financing Activities:					
Issuance of shares on purchase of mineral properties, plant and equipment	5 a)	$ - $	- $	- $	50

12.   Capital Disclosure

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at June 30, 2014, are sufficient for its present needs for at least the next 12 months. The Company is not subject to externally imposed capital requirements.

The Company's overall strategy with respect to capital risk management remained unchanged during the year.

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013
(All amounts in US$'000's unless otherwise stated)

_____

13.   Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

a)   Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the six months ended June 30, 2014, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.   Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
At June 30, 2014	Level 1	Level 2	Level 3	
Cash and cash equivalents	$ 30,605	$ -	$ -	$ 30,605
Short term investments	29,563	-	-	29,563
Trade receivable from concentrate sales [1]	-	19,340	-	19,340
	$ 60,168	$ 19,340	$ -	$ 79,508

[1] Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

_____

_____

13.   Management of Financial Risk (continued)

a)   Fair Value Measurements of Financial Instruments (continued)

ii.   Fair Value of Financial Assets and Liabilities

Fair Values of Financial Assets and Liabilities

	June 30, 2014		December 31, 2013	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets				
Cash and cash equivalents [1]	$ 30,605	$ 30,605	$ 31,704	$ 31,704
Short term investments [1]	29,563	29,563	17,411	17,411
Trade receivable from concentrate sales [2]	19,340	19,340	9,797	9,797
Advances and other receivables	2,280	2,280	3,883	3,883
Due from related parties [1]	37	37	-	-
	$ 81,825	$ 81,825	$ 62,795	$ 62,795
Financial liabilities				
Trade and other payables [1]	$ 20,423	$ 20,423	$ 15,272	$ 15,272
Due to related parties [1]	11	11	20	20
Other liabilities [3]	753	754	540	544
	$ 21,187	$ 21,188	$ 15,832	$ 15,836

[1] Fair value approximates the carrying amount due to the short term nature and historically negible credit losses.

[2] Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities.

b)   Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company's income, financial position, or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at June 30, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

_____

(All amounts in US$'000's unless otherwise stated)

13. Management of Financial Risk (continued)

b) Currency Risk (continued)

	June 30, 2014			December 31, 2013		
	Canadian Dollars	**Nuevo Soles**	**Mexican Pesos**	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	**$ 4,305**	**S/. 6,887**	**$ 7,937**	$ 2,699	S/. 619	$ 10,994
Short term investments	**2,540**	**-**	**-**	3,286	-	-
Accounts receivable and other assets	**331**	**2,782**	**12,302**	306	7,917	33,818
Deposits on long term assets and long term borrowing costs	**213**	**-**	**2,137**	355	-	-
Trade and other payables	**(2,179)**	**(13,987)**	**(90,217)**	(1,181)	(12,659)	(49,618)
Due to related parties	**(12)**	**-**	**-**	(22)	-	-
Provisions, current	**-**	**(576)**	**(4,212)**	-	(349)	(6,499)
Income tax payable	**-**	**(37)**	**(44,680)**	-	(2,213)	-
Other liabilities	**(5,585)**	**-**	**(405)**	(2,477)	-	(350)
Provisions	**-**	**(19,629)**	**(62,562)**	-	(18,544)	(45,499)
Total	**$ (387)**	**S/. (24,560)**	**$ (179,700)**	$ 2,966	S/. (25,229)	$ (57,154)
Total US$ equivalent	**$ (363)**	**$ (8,784)**	**$ (13,789)**	$ 2,773	$ (9,023)	$ (4,371)

Based on the above net exposure as at June 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $40 (2013: $308) and a net loss of $2,508 (2013: net loss $1,489).

c) Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions. These investments mature at various dates within one year. All of the Company's trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company's maximum exposure to credit risk as at June 30, 2014 is as follows:

	June 30, 2014	December 31, 2013
Cash and cash equivalents	**$ 30,605**	$ 31,704
Short term investments	**29,563**	17,411
Accounts receivable and other assets	**22,751**	17,040
Due from related parties	**37**	-
	$ 82,956	$ 66,155

(All amounts in US$'000's unless otherwise stated)

13. Management of Financial Risk (continued)

c) Credit (continued)

The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at June 30, 2014				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 21,827	$ -	$ -	$ -	$ 21,827
Due to related parties	11	-	-	-	11
Income tax payable	3,643	-	-	-	3,643
Other liabilities	66	5,269	-	-	5,335
Operating leases	590	1,132	89	-	1,811
Provisions	521	799	1,354	10,624	13,298
	$ 26,658	**$ 7,200**	**$ 1,443**	**$ 10,624**	**$ 45,925**

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business. Refer to Note 15. c).

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility ("credit facility") to be refinanced or repaid on or within three years or before April 22, 2016. The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility.

_____

13.   Management of Financial Risk (continued)

e)   Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $2 change in income on an annualized basis.

f)   Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, and lead sold through its mineral concentrate products. As a matter of policy, the Company does not hedge its silver production.

14.   Segmented Information

All of the Company's operations are within the mining sector, conducted through operations in three countries. Due to geographic and political diversity, the Company's mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively. Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company's operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company's business units. The segment information for the reportable segments for the three and six months ended June 30, 2014 and 2013 are as follows:

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013
(All amounts in US$'000's unless otherwise stated)

_____

14.   Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended June 30, 2014				
Sales to external customers by product	$ -	$ 16,727	$ 27,592	$ 44,319
Silver-gold concentrates	$ -	$ -	$ 27,592	$ 27,592
Silver-lead concentrates	$ -	$ 12,444	$ -	$ 12,444
Zinc concentrates	$ -	$ 4,283	$ -	$ 4,283
Cost of sales*	$ -	$ 12,742	$ 15,300	$ 28,042
Depletion and depreciation**	$ 114	$ 1,817	$ 3,726	$ 5,657
Selling, general and administrative expenses*	$ 6,342	$ 1,017	$ 1,247	$ 8,606
Other material non-cash items	$ -	$ 48	$ -	$ 48
Interest income	$ 20	$ 23	$ 21	$ 64
Interest expense	$ 97	$ 87	$ 80	$ 264
(Loss) income before tax	$ (6,419)	$ 2,856	$ 10,986	$ 7,423
Income taxes	$ 130	$ 867	$ 3,558	$ 4,555
(Loss) income for the period	$ (6,549)	$ 1,989	$ 7,428	$ 2,868
Capital expenditures**	$ 41	$ 2,599	$ 10,416	$ 13,056

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended June 30, 2013				
Sales to external customers by product	$ -	$ 15,173	$ 14,928	$ 30,101
Silver-gold concentrates	$ -	$ -	$ 14,928	$ 14,928
Silver-lead concentrates	$ -	$ 11,485	$ -	$ 11,485
Zinc concentrates	$ -	$ 3,688	$ -	$ 3,688
Cost of sales*	$ -	$ 13,485	$ 10,138	$ 23,623
Depletion and depreciation**	$ 193	$ 2,627	$ 2,147	$ 4,967
Selling, general and administrative expenses*	$ 3,144	$ 1,291	$ 1,213	$ 5,648
Exploration and evaluation costs	$ 123	$ -	$ -	$ 123
Other material non-cash items	$ -	$ (17)	$ 17	$ -
Impairment of mineral properties, plant and equipment	$ -	$ 15,000	$ -	$ 15,000
Interest income	$ 27	$ 148	$ 29	$ 204
Interest expense	$ 97	$ 78	$ 63	$ 238
(Loss) income before tax	$ (3,338)	$ (14,517)	$ 3,152	$ (14,703)
Income taxes	$ (34)	$ (4,094)	$ (4)	$ (4,132)
(Loss) income for the period	$ (3,305)	$ (10,422)	$ 3,156	$ (10,571)
Capital expenditures***	$ 50	$ 6,694	$ 14,704	$ 21,448

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013
(All amounts in US$'000's unless otherwise stated)

_____

14. Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Six months ended June 30, 2014				
Sales to external customers	$ -	$ 33,355	$ 56,444	$ 89,799
Silver-gold concentrates	$ -	$ -	$ 56,444	$ 56,444
Silver-lead concentrates	$ -	$ 24,907	$ -	$ 24,907
Zinc concentrates	$ -	$ 8,448	$ -	$ 8,448
Cost of sales*	$ -	$ 24,884	$ 31,434	$ 56,318
Depletion and depreciation**	$ 253	$ 3,618	$ 7,831	$ 11,702
Selling, general and administrative expenses*	$ 12,352	$ 1,836	$ 2,361	$ 16,549
Other material non-cash items	$ -	$ 36	$ -	$ 36
Interest income	$ 41	$ 47	$ 37	$ 125
Interest expense	$ 198	$ 190	$ 144	$ 532
(Loss) income before tax	$ (12,510)	$ 6,457	$ 22,542	$ 16,489
Income taxes	$ 229	$ 2,072	$ 6,467	$ 8,768
(Loss) income for the period	$ (12,739)	$ 4,385	$ 16,075	$ 7,721
Capital expenditures**	$ 44	$ 4,557	$ 18,458	$ 23,059

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Six months ended June 30, 2013				
Sales to external customers	$ -	$ 37,412	$ 33,402	$ 70,814
Silver-gold concentrates	$ -	$ -	$ 33,402	$ 33,402
Silver-lead concentrates	$ -	$ 29,664	$ -	$ 29,664
Zinc concentrates	$ -	$ 7,748	$ -	$ 7,748
Cost of sales*	$ -	$ 27,345	$ 20,207	$ 47,552
Depletion and depreciation**	$ 305	$ 5,095	$ 4,451	$ 9,851
Selling, general and administrative expenses*	$ 7,174	$ 2,099	$ 1,991	$ 11,264
Exploration and evaluation costs	$ 271	$ -	$ -	$ 271
Write-off of mineral properties	$ -	$ -	$ 376	$ 376
Other material non-cash items	$ -	$ (17)	$ 31	$ 14
Impairment of mineral properties, plant and equipment	$ -	$ 15,000	$ -	$ 15,000
Interest income	$ 57	$ 309	$ 53	$ 419
Interest expense	$ 171	$ 141	$ 126	$ 438
(Loss) income before tax	$ (7,560)	$ (6,848)	$ 10,726	$ (3,682)
Income taxes	$ (79)	$ (1,635)	$ 1,938	$ 224
(Loss) income for the period	$ (7,482)	$ (5,212)	$ 8,788	$ (3,906)
Capital expenditures***	$ 95	$ 12,971	$ 26,439	$ 39,505

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

_____

(All amounts in US$'000's unless otherwise stated)

14. Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at June 30, 2014				
Mineral properties, plant and equipment	**$ 590**	**$ 65,468**	**$ 163,873**	**$ 229,931**
Total assets	**$ 20,729**	**$ 110,294**	**$ 199,768**	**$ 330,791**
Total liabilities	**$ 8,794**	**$ 20,470**	**$ 42,408**	**$ 71,672**
As at December 31, 2013				
Mineral properties, plant and equipment	$ 670	$ 64,197	$ 152,094	$ 216,961
Total assets	$ 25,191	$ 104,398	$ 172,626	$ 302,215
Total liabilities	$ 4,715	$ 19,091	$ 30,749	$ 54,555

The segment information by geographical region as at June 30, 2014 and December 31, 2013 are as follows:

Reportable Segments	Canada	Peru	Mexico	Total
As at June 30, 2014				
Non current assets	**$ 2,787**	**$ 66,070**	**$ 162,541**	**$ 231,398**
As at December 31, 2013				
Non current assets	$ 3,038	$ 64,938	$ 151,018	$ 218,994

For the three and six months ended June 30, 2014, there were five (2013: four and six) customers, respectively, represented 100% of total sales to external customers as follows:

External Sales by Customer and Region	Three months ended June 30,				Six months ended June 30,			
	2014		2013		**2014**		2013	
Customer 1	**$ 6,211**	**37%**	$ 3,688	24%	**$ 12,542**	**38%**	$ 7,894	21%
Customer 2	**6,233**	**37%**	11,485	76%	**12,335**	**37%**	29,521	79%
Customer 3	**-**	**0%**	-	0%	**-**	**0%**	9	0%
Customer 4	**4,283**	**26%**	-	0%	**8,478**	**25%**	(12)	0%
Bateas/Peru	**$ 16,727**	**100%**	$ 15,173	100%	**$ 33,355**	**100%**	$ 37,412	100%
% of total sales	**38%**		50%		**37%**		53%	
Customer 1	**$ 7,274**	**26%**	$ 16,086	108%	**$ 36,126**	**64%**	$ 31,707	95%
Customer 2	**-**	**0%**	(1,158)	-8%	**-**	**0%**	1,695	5%
Customer 3	**20,318**	**74%**	-	0%	**20,318**	**36%**	-	0%
Cuzcatlan/Mexico	**$ 27,592**	**100%**	$ 14,928	100%	**$ 56,444**	**100%**	$ 33,402	100%
% of total sales	**62%**		50%		**63%**		47%	
Consolidated	**$ 44,319**	**100%**	$ 30,101	100%	**$ 89,799**	**100%**	$ 70,814	100%
% of total sales	**100%**		100%		**100%**		100%	

(All amounts in US$'000's unless otherwise stated)

15. Contingencies and Capital Commitments

a) Bank Letter of Guarantee

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine. In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas' mine closure plan, in the amount of $1,204 (2013: $1,204). This bank letter of guarantee expires on December 31, 2014.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas's regulatory compliance with the electric transmission line project, in the amount of $3 (2013: $3). This bank letter of guarantee expires on December 11, 2014.

b) Capital Commitments

As at June 30, 2014, $2,821 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes $2,821 for tailing dam development at the San Jose property.

c) Other Commitments

The Company has a contract to guarantee power supply at its Caylloma mine. Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure". The contract is automatically renewed every two years for a period of 10 years and expiring in 2017. Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru. The minimum committed demand is $19 per month and the average monthly charge for 2014 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business. Refer to Note 13. d).

(All amounts in US$'000's unless otherwise stated)

15. Contingencies and Capital Commitments (continued)

c) Other Commitments (continued)

The expected payments due by period as at June 30, 2014 are as follows:

	Expected payments due by period as at June 30, 2014				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Office premises - Canada	$ 86	$ 299	$ 89	$ -	$ 474
Office premises - Peru	391	781	-	-	1,172
Office premises - Mexico	3	-	-	-	3
Total office premises	**$ 480**	**$ 1,080**	**$ 89**	**$ -**	**$ 1,649**
Computer equipment - Peru	93	50	-	-	143
Computer equipment - Mexico	17	2	-	-	19
Total computer equipment	**$ 110**	**$ 52**	**$ -**	**$ -**	**$ 162**
Total operating leases	**$ 590**	**$ 1,132**	**$ 89**	**$ -**	**$ 1,811**

d) Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.